news release

ArcelorMittal Confirms Covenant Discussions

Luxembourg, 8 July 2009 (17:15 CET) - ArcelorMittal confirms that it is in advanced discussions with its principal bankers with a view to changing the financial leverage covenant in its main banking facilities, for a period of one year. ArcelorMittal is confident of a prompt and positive conclusion to these discussions.

While the company does not anticipate breaching the existing covenant, it is prudent given the current operating environment to strengthen the financial position of the company in the event of any further unexpected downturn. This exercise does not increase the borrowing costs under these facilities under normal conditions of financial performance

At the end of Q1 2009, adjusted for subsequent capital market transactions, ArcelorMittal had strong liquidity of USD 23 billion and has raised more than USD 11 billion from equity, convertible and other bond issues this year. The company has also made good progress towards its target of reducing debt by USD 10 billion by the end of 2009.

A further announcement will be made in due course after the conclusion of the discussions with the banks.